UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Melco PBL Entertainment (Macau) Limited

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

G5974W 10 3 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

Page 1 of 8 pages

CUSIP No. G5974W 10 3

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only).

Melco International Development Limited – Not applicable
2.	Check the Appropriate Box if a Member of a Group (see Item 8 below)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power

500,000,000 (Melco Leisure and Entertainment Group Limited may also be deemed to have sole voting power with respect to these shares)
6. Shared Voting Power

500,000,000 (representing shares disclaimed, see Item 4 below)
7. Sole Dispositive Power

500,000,000 (Melco Leisure and Entertainment Group Limited may also be deemed to have sole dispositive power with respect to these shares)
8. Shared Dispositive Power

500,000,000 (representing shares disclaimed, see Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

500,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☒

11.	Percent of Class Represented by Amount in Row (9)

41.4%
12.	Type of Reporting Person (See Instructions)

HC, CO

Page 2 of 8 pages

CUSIP No. G5974W 10 3

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only).

Melco Leisure and Entertainment Group Limited – Not applicable
2.	Check the Appropriate Box if a Member of a Group (see Item 8 below)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power

500,000,000 (Melco International Development Limited may also be deemed to have sole voting power with respect to these shares)
6. Shared Voting Power

500,000,000 (representing shares disclaimed, see Item 4 below)
7. Sole Dispositive Power

500,000,000 (Melco International Development Limited may also be deemed to have sole dispositive power with respect to these shares)
8. Shared Dispositive Power

500,000,000 (representing shares disclaimed, see Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

500,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☒

11.	Percent of Class Represented by Amount in Row (9)

41.4%
12.	Type of Reporting Person

CO

Page 3 of 8 pages

Item 1.	(a)	NAME OF ISSUER

Melco PBL Entertainment (Macau) Limited

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Penthouse, 38th Floor, The Centrium 60 Wyndham Street Central Hong Kong

Item 2.	(a)	NAME OF PERSON FILING

Melco International Development Limited (“Melco”) Melco Leisure and Entertainment Group Limited (“Melco Leisure”)

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

Melco International Development Limited

Penthouse, 38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

Melco Leisure and Entertainment Group Limited

Penthouse, 38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

	(c)	CITIZENSHIP

Melco - Hong Kong Melco Leisure - British Virgin Islands

	(d)	TITLE OF CLASS OF SECURITIES

Ordinary Shares (the “Ordinary Shares”)

	(e)	CUSIP NUMBER

The CUSIP number for the Ordinary Shares is G5974W 10 3. The CUSIP number for the Issuer’s American depositary shares, each representing three Ordinary Shares, is 585464 10 0.

Item 3.		Not Applicable.

Page 4 of 8 pages

Item 4.	OWNERSHIP

The following sets forth the information with respect to the beneficial ownership of the Ordinary Shares by the Reporting Person as of February 14, 2007.

Reporting Person	Amount Beneficially Owned	Percentage of Class (1)	Sole power to vote or direct the vote	Shared Power to Vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Melco	500,000,000	41.4%	500,000,000	500,000,000*	500,000,000	500,000,000*
Melco Leisure	500,000,000	41.4%	500,000,000	500,000,000*	500,000,000	500,000,000*

(1)	Percent of class calculated based on 1,208,043,646 ordinary shares outstanding as of February 14, 2007.

Melco Leisure is the record holder of 500,000,000 Ordinary Shares. Melco Leisure is a wholly owned subsidiary of Melco. Melco, through its ownership of Melco Leisure, may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own all of the Ordinary Shares held by Melco Leisure. Melco is listed on the Main Board of the Hong Kong Stock Exchange.

*	On December 11, 2006, the Issuer, Melco Leisure, Melco, PBL Asia Investments Limited (“PBL Asia”), a Cayman Islands company, and Publishing and Broadcasting Limited (“PBL”), an Australian company, entered into an amended and restated shareholders’ deed (the “Shareholders’ Deed”). See Exhibit 4.9 to the Issuer’s registration statement on Form F-1 (Registration Number 333-139088) for a form of the Shareholders’ Deed. Pursuant to the Shareholders’ Deed, Melco Leisure and Melco, on the one hand, agreed with PBL Asia and PBL, on the other hand, on voting shares for board nominees and certain matters relating to disposal of shares, which agreements may cause Melco Leisure and Melco to be deemed to share voting and dispositive power over 500,000,000 Ordinary Shares beneficially owned by PBL Asia and PBL for the purposes of Rule 13d-3 under the Act. Each of Melco Leisure and Melco expressly disclaims beneficial ownership of any Ordinary Shares held by PBL Asia and PBL pursuant to Rule 13d-4 under the Act, and the filing of this statement shall in no way be construed as an admission that either Melco Leisure or Melco is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such Ordinary Shares.

See also Item 8 below.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Pursuant to the Shareholders’ Deed, Melco Leisure and Melco, on the one hand, agreed with PBL Asia and PBL, on the other hand, on voting shares for board nominees and certain matters relating to disposal of shares, which agreements may cause the parties to be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act. The existence of such group may cause either or both Melco Leisure and Melco to be deemed the beneficial owner of 500,000,000 Ordinary Shares beneficially owned by PBL Asia and PBL for the purposes of Rule 13d-5 under the Act. Each of Melco Leisure and Melco acknowledges the potential attribution of Ordinary Shares beneficially owned by PBL Asia and PBL but expressly disclaims beneficial ownership of any such Ordinary Shares, and the filing of this statement shall in no way be construed as an admission that either Melco Leisure or Melco is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such Ordinary Shares. Neither PBL Asia Investments Limited nor Publishing and Broadcasting Limited is a reporting person on this statement.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

Page 5 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2007

FOR AND ON BEHALF OF Melco International Development Limited

By:	/s/ Clarence (Yuk Man) Chung
Name:	Clarence (Yuk Man) Chung
Title:	Director

FOR AND ON BEHALF OF Melco Leisure and Entertainment Group Limited

By:	/s/ Frank Tsui
Name:	Frank Tsui
Title:	Director

Page 6 of 8 pages

EXHIBIT INDEX

Exhibit No.	Description
1.	Agreement with respect to filing of Schedule 13G, dated as of February 14 , 2007, between Melco International Development Limited and Melco Leisure and Entertainment Group Limited.

Page 7 of 8 pages